SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

VOTING MAP

Subjects in the Agenda of the Annual General Meeting

held on April 28, 2017

Description of the Resolution		Vote	Quantity of shares	(%) of the Total Share Capital*	(%) of the Total Number of Preferred Shares*
			(Common/ Preferred Shares)(1) / (2)
Election of candidates to the Fiscal Board (by separate vote)	Charles René Lebarbenchon (Full)/ Marcos Galeazzi Rosset (Alternate)		11,275,312 Preferred Shares(3)	1%	3%
Election of candidates to the Fiscal Board (by majority vote)	Ismael Campos de Abreu (Full) / Ivan Silva Duarte (Alternate)	Approvals	438,761,575 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-
	Aluizio da Rocha Coelho Neto (Full) / Cristiane da Rocha Ribeiro de Souza (Alternate)	Approvals	438,761,575 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-
	Marcos Antônio Zacarias (full) / Alexandre Antonio Germano Bittencourt (alternate)	Approvals	438,761,575 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-
	Cristiano Gadelha Vidal Campelo (full)	Approvals	438,761,575 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-
Resolve on the annual global compensation of the Managers and members of the Fiscal Board for the fiscal year of 2017 in the amount of R$47,262 thousand.		Approvals	441,693,075 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-

* Treasury shares not considered.

(1) Common shares issued by the Company.

(2) Class A and B Preferred shares issued by the Company, which entitle a single vote exclusively for a separate election of the Fiscal Board, under article 161, Paragraph 4, letter “a”, of the Corporation Law.

(3) The votes of American Depositary Receipts – ADR holders corresponding to 22,460,452 Class A preferred shares were disregarded, as contained herein.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.